Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Park-Ohio Holdings Corp. for the registration of $100 million of its shares of common stock and debt securities and to the incorporation by reference therein of our reports dated March 13, 2006, with respect to the consolidated financial statements of Park-Ohio Holdings Corp., Park-Ohio Holdings Corp. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Park-Ohio Holdings Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Cleveland, Ohio
May 24, 2006